UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2024

Commission File Number: 001-41712

Chijet Motor Company, Inc.

(Registrant’s Name)

No. 8, Beijing South Road Economic & Technological Development Zone

Yantai, Shandong, CN-37 264006

People’s Republic of China

(Address of Principal Executive Offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Mr. Simon Pang, an independent director of Chijet Motor Company, Inc. (the “Company”), resigned from the board of directors of the Company (“Board”) and a member of the Audit Committee of the Company, due to personal reasons, effective March 15, 2024. Mr. Pang’s resignation was not due to any disagreement on any matter relating to the Company’s operations, policies or practices. The Company plans to search for candidates and fill in the vacancy on the Board and the Audit Committee within the cure period provided by Nasdaq Listing Rule 5605(c)(4).

On March 20, 2024, the Company received a deficiency notice (the “Notice”) from the Nasdaq Stock Market LLC (“Nasdaq”) notifying the Company that, as a result of the resignation of Mr. Pang from the Board and the audit committee of the Board (the “Audit Committee”), the Company is no longer in compliance with Nasdaq’s audit committee requirement as set forth in Listing Rule 5605. The Notice states that, consistent with Listing Rule 5605(c)(4), Nasdaq will provide the Company a cure period until the earlier of the Company’s next annual shareholders’ meeting or March 15, 2025 to regain compliance; provided that if the next annual shareholders’ meeting is held before September 11, 2024, then the Company must evidence compliance no later than September 11, 2024.

If the Company does not regain compliance by the expiration of the cure period, the Company’s securities will be subject to delisting. At that time, the Company may appeal the delisting determination to a Hearings Panel. The Company plans to search for candidates and fill in the vacancy on the Audit Committee within the cure period provided by Nasdaq. The Notice has no immediate impact on the listing of the Company’s ordinary shares on Nasdaq.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Chijet Motor Company, Inc.

Date: March 21, 2024	By:	/s/ Mu Hongwei
	Name:	Mu Hongwei
	Title:	President and Chief Executive Officer